UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Cumulus Media Inc.
(Name of Subject Company (issuer))
Cumulus Media Inc. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person)
Class A Common Stock, $.01 par value per share
(Title of Class of Securities)
231082-10-8
(CUSIP Number of Class of Securities)
Lewis W. Dickey, Jr.
Chairman, President and Chief Executive Officer
Cumulus Media Inc.
14 Piedmont Center
Suite 1400
Atlanta, Georgia 30305
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)
Copy to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St. N.E.
Suite 800
Atlanta, Georgia 30309
(404) 521-3939
CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**

$143,750,000.00	$15,381.00

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 11,500,000 shares of Class A Common Stock at the maximum tender offer price of $12.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of cash offered by Cumulus Media Inc.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION
      This Tender Offer Statement on Schedule TO relates to the offer by Cumulus Media Inc., a Delaware corporation (“Cumulus” or the “Company”), to purchase up to 11,500,000 shares of its Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), at a price not less than $11.00 nor greater than $12.50 per share (such per share purchase price, the “Purchase Price”), net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated May 17, 2006 (the “Offer to Purchase”), attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal”), attached hereto as Exhibit (a)(1)(B), which, together with any amendments or supplements to either, collectively constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934.

Item 1.	Summary term sheet.
      The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject company information.
      (a) The name of the issuer is Cumulus Media Inc. and the address and telephone number of its principal executive offices are 14 Piedmont Center, Suite 1400, Atlanta, Georgia 30309, (404) 949-0700.
      (b) As of May 9, 2006, there were 47,697,508 shares of Class A Common Stock outstanding.
      (c) The information set forth in the Offer to Purchase under “Price Range of the Shares” is incorporated herein by reference.

Item 3.	Identity and background of filing person.
      The Company is also the filing person. The Company’s address and telephone number is set forth in Item 2(a) above. The information set forth in the Offer to Purchase under “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 4.	Terms of the transaction.
      (a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lots,” “Procedures for Tendering Shares,” “Withdrawal Rights,” “Purchase of Shares and Payment of Purchase Price,” “Conditional Tender of Shares,” “Conditions of the Offer,” “Source and Amount of Funds,” “Effects of the Offer on the Market for Shares; Registration under the Exchange Act,” “Regulatory Approvals,” “United States Federal Income Tax Consequences,” “Extension of Offer; Termination; Amendment” and “Fees and Expenses” is incorporated herein by reference.
      (b) The information set forth in the Offer to Purchase under “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past contracts, transactions, negotiations and agreements.
      The information set forth in the Offer to Purchase under “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.	Purposes of the transaction and plans or proposals.
      The information set forth in the Offer to Purchase under “Purpose of the Offer; Certain Effects of the Offer; Other Plans” and “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7.	Source and amount of funds and other consideration.
      The information set forth in the Offer to Purchase under “Source and Amount of Funds” and “Conditions of the Offer” is incorporated herein by reference.

Item 8.	Interest in securities of the subject company.
      The information set forth in the Offer to Purchase under “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/assets retained, employed, compensated or used.
      The information set forth in the Offer to Purchase under “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial statements.
      The information set forth in the Offer to Purchase under “Certain Information Concerning Cumulus” is incorporated herein by reference.

Item 11.	Additional information.
      The information set forth in the Offer to Purchase under “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” “Effects of the Offer on the Market for Shares; Registration under the Exchange Act,” “Regulatory Approvals” and “Fees and Expenses” is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase, dated May 17, 2006.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 17, 2006.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 17, 2006.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release, dated May 10, 2006 (incorporated herein by reference to the Company’s Tender Offer Statement on Schedule TO, filed on May 10, 2006).
(a)(1)(H)*	Press Release, dated May 17, 2006.
(a)(1)(I)*	Summary Advertisement.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)*	Stock Purchase Agreement, dated as of May 9, 2006, by and among Cumulus Media Inc., Banc of America Capital Investors SBIC, L.P. and BA Capital Company, L.P.
(d)(2)	Voting Agreement, dated as of June 30, 1998, by and between NationsBanc Capital Corp., Cumulus Media Inc. and the stockholders named therein (incorporated herein by reference to Exhibit 4.2 of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2001).
(d)(3)*	Shareholder Agreement, dated as of March 28, 2002, by and between Cumulus Media Inc. and Banc of America Capital Investors SBIC, L.P.
(d)(4)	Registration Rights Agreement, dated as of June 30, 1998, by and among Cumulus Media Inc., NationsBanc Capital Corp., Heller Equity Capital Corporation, The State of Wisconsin Investment Board and The Northwestern Mutual Life Insurance Company (incorporated herein by reference to Exhibit 4.1 of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2001).
(d)(5)	Amended and Restated Registration Rights Agreement, dated as of January 23, 2002, by and among Cumulus Media Inc., Aurora Communications, LLC and the other parties identified therein (incorporated herein by reference to Exhibit 2.2 of the Company’s current report on Form 8-K, filed on February 7, 2002).
(d)(6)	Registration Rights Agreement, dated March 28, 2002, between Cumulus Media Inc. and DBBC, L.L.C. (incorporated herein by reference to Exhibit 10.18 of the Company’s annual report on Form 10-K for the year ended December 31, 2002).

(d)(7)	Cumulus Media 2004 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8, filed on August 9, 2004 (Commission File No. 333-118047)).
(d)(8)	Cumulus Media Inc. 2002 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8, filed on April 15, 2003 (Commission File No. 333-104542)).
(d)(9)	Cumulus Media Inc. 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8, filed on June 7, 2001 (Commission File No. 333-62538)).
(d)(10)	Cumulus Media Inc. 1999 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.1 of the Company’s registration statement on Form S-8, filed on June 7, 2001 (Commission File No. 333-62542)).
(d)(11)	Form of Cumulus Media Inc. 1998 Employee Stock Incentive Plan (incorporated herein by reference to Exhibit 10.10 of the Company’s registration statement on Form S-1, filed on June 25, 1998 and declared effective on June 26, 1998 (Commission File No. 333-48849)).
(d)(12)	Cumulus Media Inc. 1999 Executive Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 of the Company’s registration statement on Form S-8, filed on June 7, 2001 (Commission File No. 333-62542)).
(d)(13)	Form of Cumulus Media Inc. 1998 Executive Stock Incentive Plan (incorporated herein by reference to Exhibit 10.11 of the Company’s registration statement on Form S-1, filed on June 25, 1998 and declared effective on June 26, 1998 (Commission File No. 333-48849)).
(d)(14)	Second Amended and Restated Employment Agreement between Cumulus Media Inc. and Lewis W. Dickey, Jr. (incorporated herein by reference to Exhibit 10.1 to the Company’s current report on Form 8-K, filed on October 19, 2004).
(d)(15)	Amended and Restated Employment Agreement between Cumulus Media Inc. and Lewis W. Dickey, Jr. (incorporated herein by reference to Exhibit 10.1 of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2001).
(d)(16)	Promissory Note, dated as of February 2, 2000, made by Lewis W. Dickey, Jr., in favor of Cumulus Media Inc. (incorporated herein by reference to Exhibit 10.21 of the Company’s annual report on Form 10-K for the year ended December 31, 2001).
(d)(17)	Restricted Shares Agreement, dated April 25, 2005, between the Company and Lewis W. Dickey, Jr. (incorporated herein by reference to Exhibit 10.1 of the Company’s current report on Form 8-K, filed on April 29, 2005).
(d)(18)	Form of Restricted Shares Agreement (incorporated herein by reference to Exhibit 10.2 of the Company’s current report on Form 8-K, filed on April 29, 2005).
(d)(19)	Employment Agreement between Cumulus Media Inc. and John G. Pinch (incorporated herein by reference to Exhibit 10.2 of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2001).
(d)(20)	Employment Agreement between Cumulus Media Inc. and Martin R. Gausvik (incorporated herein by reference to Exhibit 10.3 of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2001).
(d)(21)	Employment Agreement between Cumulus Media Inc. and John W. Dickey (incorporated herein by reference to Exhibit 10.4 of the Company’s quarterly report on Form 10-Q for the period ended September 30, 2001).
(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith.

Item 13.	Information required by Schedule 13E-3.
      Not Applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CUMULUS MEDIA INC.

By:	/s/ Martin R. Gausvik

Name: Martin R. Gausvik

Title:	Executive Vice President, Treasurer

and Chief Financial Officer
Date: May 17, 2006

Exhibit Index

(a)(1)(A)	Offer to Purchase, dated May 17, 2006.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 17, 2006.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 17, 2006.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(H)	Press Release, dated May 17, 2006.
(a)(1)(I)	Summary Advertisement.
(d)(1)	Stock Purchase Agreement, dated as of May 9, 2006, by and among Cumulus Media Inc., Banc of America Capital Investors SBIC, L.P. and BA Capital Company, L.P.
(d)(3)	Shareholder Agreement, dated as of March 28, 2002, by and between Cumulus Media Inc. and Banc of America Capital Investors SBIC, L.P.